ELEMENTIS

16 June 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of Internat
450 Fifth Street,
Washington, DC


05009244


SEC MAIL PROCESSING
RECEIVED
JUN 2 3 2005
WASH. D.C.
209
SECTION

SUPPL

Dear Sirs

Elementis plc
SEC Exemption Number 82-34751

Further to our initial submission for exemption made in September 2003, please find enclosed further documentation for filing, as required by Rule 12g3-2(b) as follows:-

1. All documentation filed with Companies House from 03 May 2005 to date together with schedule listing the same.

2. All documentation/announcements that have been filed with the London Stock Exchange from 03 May 2005 to date together with schedule listing the same.

3. Please note that no filings have been made with the UKLA during the period 03 May 2005 to 15 June 2005.

Please contact the undersigned on 44 (0) 1784 22 7023 if you have any questions or comments concerning this letter or if we can provide any further assistance.

Yours faithfully

Mark Prudden
Deputy Company Secretary
Elementis plc

PROCESSED
JUN 27 2005
THOMSON FINANCIAL

Elementis plc

Ash House
Fairfield Avenue
Staines TW18 4ES, UK

Telephone: +44 (0) 1784 22 4212

Companies House Filings made From 03 May 2005 to 15 June 2005

Date Filed by Companies House	Description
03 May 2005	Form 88(2) Return of Allotment of Shares
06 May 2005	Resolution for Disapplication of Pre-emption Rights
19 May 2005	Form 88(2) Return of Allotment of Shares
19 May 2005	Form 288b Resignation of Director
24 May 2005	Form 88(2) Return of Allotment of Shares
08 June 2005	Form 88(2) Return of Allotment of Shares
10 June 2005	Form 288a Appointment of Director
14 June 2005	Form 288b Resignation of Director
14 June 2005	Form 288b Resignation of Director
22 June 2005	Form 122 Redemption of B shares

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 3299608

Company name in full: ELEMENTIS PLC

Shares allotted (including bonus shares):

Da or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	04	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	321,581		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*			

Li the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Company Number: 3299608


COMPANIES HOUSE
0618
30/04/05

The Companies Acts 1985 to 1989
Ordinary and Special Resolutions
of
Elementis plc

At the Annual General Meeting of the Company duly convened and held on 28 April 2005 the following resolutions were passed, No 1 was passed as an Ordinary Resolution and Numbers 2 and 3 as Special Resolutions:

1. That the authority conferred by Article 4.2 of the Company's Articles of Association will be renewed (but without prejudice to the authority conferred by Resolution 10 passed at the Annual General Meeting held on 28 April 2000) an so that for this purpose the Section 80 amount will be £7,202,703 and the prescribed period will be the period from the date of this Meeting to the conclusion of the next Annual General Meeting of the Company or 28 July 2006, whichever shall be the earlier. 10

2. That:

   (a) the power conferred by Article 4.4 of the Company's Articles of Association be renewed and so that for this purpose the Section 89 amount will be £1,080,086 and the prescribed period will be the period specified in Resolution 9; 11

   (b) such power shall extend to the sale of treasury shares (within the meaning of Section 162A of the Companies Act 1985) for cash as if in respect of any such sale the words "pursuant to the authority conferred by Article 4.2" were omitted from the second line of Article 4.4; and

   (c) for the purpose of such power the reference in article 4.4 (a) to "all holders (at a date selected by the Board) of issued Ordinary Shares (as nearly as practicable) in proportion to the number of Ordinary Shares respectively held by them" shall be deemed to exclude the Company in respect of any treasury shares held by it.

3. That the authority conferred on the Company at the seventh Annual General Meeting to make market purchases (as defined in Section 163(3) of the Companies Act 1985) of ordinary shares of 5 pence each in the capital of the Company be hereby renewed provided that:

   (a) the maximum number of Ordinary Shares hereby authorised to be purchased is 43,203,456;

(b) the minimum price which may be paid for such shares is 5 pence per share exclusive of expenses;

(c) the maximum price, exclusive of expenses, which may be paid for each such share is an amount equal to 105 per cent of the average of the market values for such share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the share is contracted to be purchased;

(d) unless previously renewed, varied or revoked, the authority hereby conferred shall expire at the conclusion of the Annual General Meeting of the Company or 27 April 2006, if earlier; and

(e) the Company may make a contract to purchase its own shares under the authority hereby conferred prior to the expiry of such authority, which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of its own shares in pursuance of any such contract.

Philip Brown
Secretary

28 April 2005

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share

CHFPO83

Company Number: 3299608

Company name in full: ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	3	May	2005			

Class of shares *(ordinary or preference etc)*	Redeemable B Shares		
Number allotted	476,779,774		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100 %		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

1.1 Redeemable B shares issued for every 1 Ordinary share
Held on the Register as at 26 April 2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

82- 34751


BLUEPRINT
2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3299608

Company Name in full Elementis plc

Date of termination of appointment — Day 28 Month 04 Year 2005

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: Mr * Honours etc: FCA

Forename(s): Michael James

Surname: Hartnall

Please insert details as previously notified to Companies House.

† Date of Birth — Day 10 Month 07 Year 1942

A serving director, secretary etc must sign the form below.

Signed  **Date** 29·4·05

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

NICKY RUSSELL ~~Penny Watson~~, Elementis plc, Elementis House,
56 Kingston Rd, Staines, TW18 4ES

Tel: Tel: 01784 227021
Fax: 01784 417844

DX number DX exchange



When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 3299608

Company name in full: ELEMENTIS PLC

Shares allotted (including bonus shares):

Da[illegible] r period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	04	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	99699		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*			

Lis[illegible] the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

82-34751



PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	3299608
Company name in full	ELEMENTIS PLC

Shares allotted (including bonus shares):

Dat. .r period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	23	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	39,677		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*			

Lis he names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies house receipt date barcode

82-34751





288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3299608
Company Name in full	Elementis plc

Appointment form

Notes on completion appear on next page.

	Day	Month	Year		Day	Month	Year
Date of appointment	29	04	2005	† Date of Birth	08	01	1954

Appointment as director: X — as secretary: [ ] — *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME * Style / Title		* Honours etc	
Forename(s)	Christopher Francis Gregory		
Surname	Girling		
Previous forename(s)		Previous surname(s)	
Usual residential address	12 Spithead Close		
Post town	Seaview	Postcode	PO34 5AZ
County / Region	Isle of Wight	Country	UK
† Nationality	British	† Business occupation	Company Director
† Other directorships (additional space next page)	See attached schedule		

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 3.6.05

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 3.6.05

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Penny Watson, Elementis plc, Elementis House,
56 Kingston Rd, Staines, TW18 4ES
Tel: Tel: 01784 227021
Fax: 01784 417844
DX number DX exchange

A20 *ALHH45TU* COMPANIES HOUSE 0501 03/06/05

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 3299608

† Directors only. † Other directorships

PLEASE SEE ATTACHED

LIST.

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

BLUEPRINT 2000

List of Other Directorships
Schedule to form 288a

Company No: 3299608

Company Name: Elementis plc

Name: Christopher Francis Gregory Girling

Company Name	Resignation
Carillion Plc	
Carillion GB Limited	
Carillion Private Finance Limited	
Carillion Construction Limited	
Carillion Highway Maintenance Limited	
Carillion Professional Services Limited	
Carillion Fleet Management Limited	
Carillion CR Limited	
Churchward Residential Limited	
Carillion Pension Trustees Limited	
Carillion Pensions Limited	
Churchward plc	
Everprime Limited	
Rivergrass Limited	
RT (Bridgend) Limited	
Sovereign Harbour Marina Limited	
Weaverbridge Limited	
Carillion Construction (West Indies) Limited	
Carillion Atlantic Wharf Developments Limited	
Carillion Regeneration Limited	
Carillion Richardson Developments Limited	
Carillion Swindon Limited	
Carillion Group Limited	
Carillion Holdings Limited	
Eastbourne Harbour Company Limited	
Carillion Nominees Limited	
Carillion Regional Construction Limited	
Sovereign Harbour Waterfront Holdings Limited	
Carillion Trustees Limited	
Friern Park Limited	

Company Name	Resignation
Carillion Services Limited	
Sovereign Harbour Limited	
Carillion Fleet Lease Limited	
Carillion Insurance Advisers Limited	
Carillion Lawley Limited	
Pasco Recruitment Services Limited	
Postworth Limited	
Pasco International Limited	
Carillion Gulf Building Limited	
Carillion Rail (2004) Limited	
Carillion Major Projects Limited	
Carillion Capital Projects Limited	
Carillion Infrastructure Management Limited	
Carillion Richardson Thanet Phase 2 Limited	
Carillion Richardson Thanet Limited	
Carillion Richardson Worcester Limited	
TPS Portugal Limited	
Schal Projects Limited	
Schal International Limited	
Carillion Professional Services Indonesia Limited	
Carillion Professional Services International Limited	
Harbour Light Rail Limited	
Carillion Engineering Limited	
Z D Berry & Son Limited	
C R Thanet General Partner Limited	
Formsole Limited	
Lawgra (No. 975) Limited	
Carillion Richardson Anchorwood Limited	
South Quay Amenities Limited	30.11.2001
South Quay Management Limited	30.11.2001
Carillion Insurance Advisers Limited	01.02.2002
BNP Paribas Harewood Properties Limited (Dissolved)	03.05.2002
Blue Lamp Business Parks Limited (Liquidation)	29.10.2002
Education Care and Discipline Three Limited	26.3.2003
Education Care and Discipline Limited	26.3.2003
ECD (Onley) Limited	20.03.2003
ECD (Cookham Wood) Limited	26.03.2003
Fazakerley Prison Services Limited	20.03.2003
GSL Carillion (Fazakerley) Limited	26.03.2003
GSL Carillion Limited	26.03.2003
GSL Carillion (Onley) Limited	26.03.2003
Onley Prison Services Limited	26.03.2003

Company Name	Resignation
UK Court Services (Manchester) Holdings Limited	26.03.2003
UK Court Services (Manchester) Limited	26.03.2003
Integrated Accommodation Services Plc	30.06.2003
Accommodation Services (Holdings) Limited	30.06.2003
Ward Street Developments Limited	02.03.2004
Accommodation Services (Holdings) Limited	05.10.2004
Integrated Accommodation Services Plc	05.10.2004
Risk and Insurance Solutions Limited	03.12.2004
TPS Consult Limited	01.01.2005


BLUEPRINT
2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3299608

Company Name in full Elementis plc

Date of termination of appointment: Day 05 Month 06 Year 2005

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: Mr * Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Edward Anthony

Surname: Wilson

† Date of Birth: Day 20 Month 07 Year 1944

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 6.6.05

* Voluntary details.
† Directors only.
** *Delete as appropriate.*

(** *serving director/secretary/administrator/administrative receiver/receiver manager/receiver*)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Penny Watson, Elementis plc, Elementis House,
56 Kingston Rd, Staines, TW18 4ES
Tel Tel: 01784 227021
Fax: 01784 417844

DX number DX exchange


A0DOC5XD
A33
COMPANIES HOUSE
0577
07/06/05

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

BLUEPRINT 2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3299608

Company Name in full Elementis plc

	Day	Month	Year
Date of termination of appointment	0 5	0 6	2 0 0 5

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title * Honours etc

Please insert details as previously notified to Companies House.

Forename(s) Dr Keith George Grant

Surname Hopkins

	Day	Month	Year
† Date of Birth	1 8	0 2	1 9 4 5

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 6.6.05

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Penny Watson, Elementis plc, Elementis House,
56 Kingston Rd, Staines, TW18 4ES
Tel Tel: 01784 227021
Fax: 01784 417844

DX number DX exchange


AODOB5XC
A33 0578
COMPANIES HOUSE 07/06/05

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**



COMPANIES FORM No. 122

Notice of consolidation, division, Sub-division, redemption or Cancellation of shares, or conversion, Re- conversion of stock into shares

122

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold black lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
3299608

Name of company

*insert full name of company

* ELEMENTIS PLC

gives notice that :

On the 3 May 2005 458,130,097 Redeemable B shares were redeemed at par.

Leaving 245,354,906 Redeemable B shares on the register.

Insert Director Secretary Administrator Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation = Date 12 May 2005

Presentor's name address and Reference (if any) :
Mrs.J Finch
Corporate Actions
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA

For official Use
General Section

Post room

London Stock Exchange Filings made From 27 April 2005 to 13 June 2005

Date	Description
27 April 2005	Announcement regarding Issue of redeemable B shares
28 April 2005	Chairman's Statement to the Annual General Meeting
29 April 2005	Submission of Resolutions passed at the Annual General Meeting held on 28 April 2005.
18 May 2005	Notification by UBS AG, under part IV of the Companies Act 1985, of ceasation of notifiable interest in the shares of the company.
01 June 2005	Announcement regarding major interests in the Company shares by Brandes Investment Partners L.P.
06 June 2005	Announcement regarding changes to the Board of Directors.
06 June 2005	Announcement regarding acquisitions and subsequent disposal of major interests in shares (by HIP- IV, HIP IV LP, and HIP V).
13 June 2005	Announcement regarding sale of Hardman epoxy and urethane products business, (headquartered in Belleville, New Jersey, US).

82-34751


SEC MAIL
RECEIVED
PROCESSING
JUN 23 2005
Free annual report
WASH. D.C.
SECTION

Regulatory Announcement

Go to market news section

Company	Elementis PLC
TIDM	ELM
Headline	Additional Listing
Released	12:43 27-Apr-05
Number	5888L

RNS Number:5888L
Elementis PLC
27 April 2005

Elementis plc

Issue of redeemable B shares

Application has been made to the UK Listing Authority and the London Stock Exchange for 476,779,774 new redeemable B shares to be admitted to the Official List. It is expected that admission of the redeemable B shares will become effective and dealings in them will commence on 3 May 2005. The new redeemable B shares will rank pari passu with the existing redeemable B shares.

For further information contact:

Elementis plc
Mark Prudden - Deputy Company Secretary Telephone: 01784 227022

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Company	Elementis PLC
TIDM	ELM
Headline	AGM Statement
Released	11:00 28-Apr-05
Number	6216L

RNS Number:6216L
Elementis PLC
28 April 2005

28 April 2005

ELEMENTIS plc

Chairman's Statement at Today's Annual General Meeting including Board Changes

At today's Annual General Meeting, Keith Hopkins, Chairman of Elementis plc (LSE: ELM) said:

Trading Statement

"Elementis has continued to make progress in line with expectations during the first three months of 2005.

The increases in Chromium chemicals prices implemented in January were sustained throughout the first quarter, and sales rose by 15 per cent in US Dollars compared to the same period last year, on essentially flat volume. Further price increases of up to 20 per cent have gone into effect in April, and additional increases are planned for July. Variable costs have risen as anticipated and global capacity rationalisation has continued.

In Specialties and Pigments sales were flat in US Dollars, with improved pricing compensating for a relatively slow start to the US coatings season. As previously announced, annualised synergy benefits of £3.5 million from the Servo acquisition will start to come through in the second half of 2005. Start-up of our new Pigments plant in TaiCang, China has proceeded as expected and commercial sales have commenced.

Sales of Specialty Rubber products rose 7 per cent in US Dollars, reflecting good demand in all major market sectors and regions.

As part of management's continued focus on cost control and as a result of significant progress in resolving legacy issues and simplifying administration processes, Elementis expects to reduce overhead costs by approximately £2 million annually during the second half of 2005, with the full benefit to be felt in 2006. The one off costs associated with this action are expected to be approximately £1 million and will be incurred in the current year.

While input cost inflation remains, particularly for energy and ocean freight, our leadership in chromium chemicals, improvements at Servo and the cost benefits of the TaiCang Pigments plant are all expected to drive improved operating performance as the year progresses."

Board Changes

"Michael Hartnall, who was appointed a director of the Company in 1993, has, in line with best practice, decided to step down from the Board as senior independent non executive director and Chairman of the Audit Committee following

the conclusion of the Annual General meeting of the Company today.

Chris Girling, who is finance director of Carillion plc, is to be appointed as a non executive director and Chairman of the Audit Committee with effect from tomorrow, 29 April 2005.

Edward Wilson, who has been a non executive director of the Company since 1999 and is Chairman of the Remuneration Committee is to replace Michael Hartnall as the senior independent non executive director with effect from today.

Philip Brown, who has been the Secretary of the Company since 1992 and was appointed to the Board in 2000, is to retire from the Company with effect from 30 June 2005.

I would like to thank Michael and Philip for the contributions they have made during a long period of service which has seen the Company transformed from Harrisons & Crosfield, a diversified conglomerate, to the speciality chemical company which Elementis is today. I am particularly pleased that Philip has agreed to stay on as the Chairman of the Trustees of the Elementis Group Pension Scheme.

I am delighted to welcome Chris Girling to the Board. I have no doubt that the Company will benefit from the strong financial management experience which Chris will bring to the Board."

-Ends-

Enquiries

Elementis +44 (0)1784 227000

Geoff Gaywood Chief Executive
Brian Taylorson Finance Director
Hilary Reid Evans Head of Investor Relations and Corporate Communications

Brunswick +44 (0)20 7404 5959

Kate Holgate
Wendel Verbeek
Laure Kornian-Chabert

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	Elementis PLC
TIDM	ELM
Headline	Doc re. Result of AGM
Released	10:19 29-Apr-05
Number	7093L

RNS Number:7093L
Elementis PLC
29 April 2005

29 April 2005

Elementis plc

Annual General Meeting - 28 April 2005

A copy of the resolutions passed at the above meeting (other than items of ordinary business) have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

For further information contact:

Elementis plc
Mark Prudden - Deputy Company Secretary Telephone: 01784 227022

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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SEC MAIL
RECEIVED
PROCESSING
JUN 23 2005
WASH. D.C.
SECTION

Free annual report

Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	11:18 18-May-05
Number	4452M

RNS Number:4452M
Elementis PLC
18 May 2005

Elementis plc ('the Company')

In accordance with Part VI of the Companies Act 1985 the Company announces that it has received notification that, as at 13 May 2005, UBS AG, acting through its business group and legal entities, no longer had a notifiable interest in the ordinary share capital of the Company.

Mark Prudden
Deputy Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	14:25 01-Jun-05
Number	0016N



RNS Number:0016N
Elementis PLC
1 June 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BRANDES INVESTMENT PARTNERS L.P.

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

-

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

PLEASE SEE BELOW

5) Number of shares/amount of stock acquired.

-

6) Percentage of issued Class
-

7) Number of shares/amount of stock disposed

793070

8) Percentage of issued Class

0.18%

9) Class of security

ORDINARY SHARES

10) Date of transaction

25 MAY 2005

11) Date company informed

31 MAY 2005

12) Total holding following this notification

21,249,503

13) Total percentage holding of issued class following this notification

4.9%

14) Any additional information

15) Name of contact and telephone number for queries

PENNY WATSON
01784 22 7023

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ..1 JUNE 2005......

Letter to Elementis Plc
Dated May 26, 2005

We hereby notify you in accordance with Part VI of the Companies Act 1985 (the "Act"), as amended by Section 134 of the Companies Act 1989, that:

(i) at the close of business on May 25, 2005, Brandes Investment Partners, L.P. ("Brandes") was interested for purposes of the Act in 4.9% of Elementis Plc ordinary shares as defined in section 198(2) of the Act, of Elementis Plc;

(ii) at the close of business on May 25, 2005, Brandes was interested for purposes of the Act in 21,249,503 ordinary shares as defined in section 198(2) of the Act, of Elementis Plc (the "Relevant Shares");

(iii) the registered holders of all of the Relevant Shares in which Brandes has an interest for purposes of the Act are approximately 20 custodian banks unaffiliated with Brandes;

(iv) none of the shares referred to in sub-paragraphs (i) or (ii) are shares in which Brandes is interested by virtue of section 208(5) of the Act.

Letter from Brandes Investment Partners

This information is provided by RNS

END

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SEC MAIL
RECEIVED
JUN 2 3 2005

Company	Elementis PLC
TIDM	ELM
Headline	Directorate Change
Released	07:00 06-Jun-05
Number	1630N

PRESS INFORMATION

Elementis plc

Changes to the Board of Directors

Monday, 6th June 2005: Elementis plc (LSE:ELM), (or 'the company'), a global specialty chemicals company, announced today that following discussions with Hanover Investors, a turn-around investment specialist and 15.2 per cent shareholder of Elementis, and consultation with leading institutional shareholders, the following appointments to the board of directors have been made with immediate effect:

- Edward Bramson, a Hanover Investors principal, is appointed non-executive chairman;
- Matthew Peacock, a Hanover Investors principal, is appointed non-executive director;
- Ian Brindle, former UK chairman of PricewaterhouseCoopers and deputy chairman of the Financial Reporting Review Panel, is appointed a non-executive director; and
- Ken Minton, previously chief executive of Laporte PLC and currently a non-executive director of Solvay SA and Tomkins PLC, is appointed as non-executive director.

Keith Hopkins, the current chairman, has resigned from Elementis and Edward Wilson, senior non-executive director, has also resigned from the Board of Directors with immediate effect. Following these changes the board will comprise the new appointees listed above, Geoff Gaywood - chief executive, Brian Taylorson - finance director, and non-executive directors Kevin Matthews and Chris Girling. Also, as previously announced at the company's AGM, Philip Brown, executive director and company secretary will be retiring as of June 30, 2005. This Board structure enjoys the support of leading institutional shareholders of the Company.

Chief executive of Elementis plc, Geoff Gaywood said, "Keith Hopkins and Edward Wilson leave the company in excellent shape, and we would like to thank them for their substantial contribution. In addition we welcome our new non-executive directors to the Board. As stated at the Company's Annual General Meeting on April 28, Elementis has made progress in line with expectations, and we look forward to continuing the successful transformation of this company."

Edward Bramson, the incoming chairman of Elementis added, "The restoration of shareholder value and profitable growth of Elementis will be at the forefront of the board's planning. I look forward to working with the management team and serving as the company's chairman."

– Ends –

Notes to Editors:

About Elementis

Elementis plc is a global specialty chemicals company comprising four separate businesses Elementis Chromium, Elementis Specialties, Elementis Pigments and Elementis Specialty Rubber.

About Hanover Investors

Hanover Investors, a specialist turnaround investment firm, provides equity capital from its own funds and from institutional investors to fund change in operating businesses. Its approach to investing is distinctive because each of its principals has, in addition to financial expertise, in depth practical experience of operating management.

Hanover is based in London with offices in New York and principally invests in European and U.S. based businesses. Hanover was most recently responsible for leading the turnaround of 4imprint Group PLC, a promotional products firm based in the UK with a significant US presence. Hanover acquired 27 per cent of 4imprint and joined its board in October 2003. Following a change of strategic direction there was a rapid return to profitability and distribution of cash to shareholders. This led to a seven fold share price rise in eighteen months, at which time Matthew Peacock and Edward Bramson left the board in early 2005.

Further Enquiries:

Elementis **Tel +44 (0) 1784**
227000
Geoff Gaywood - Chief Executive
Brian Taylorson - Finance Director
Hilary Reid Evans - Head of Corporate Communications

Financial Dynamics **Tel +44 (0) 20 7831**
3113
Deborah Scott/Greg Quine

Hanover Investors Limited **Tel +44 (0) 20 7766**
8400
Matthew Peacock - Principal
Edward Bramson - Principal

Tulchan **Tel + 44 (0) 20 7353**
4200
Andrew Grant/Peter Hewer

END

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Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	18:30 06-Jun-05
Number	2156N

RNS Number:2156N
Elementis PLC
6 June 2005

Notifications of acquisition and subsequent disposal of major interests in shares

Elementis plc (the "Company") announces that it has received two notifications under sections 198 - 208 of the Companies Act 1985 (the "Act") from HIP-IV Incorporated ("HIP-IV") in its capacity as general partner of Hanover Investors Partners - IV, L.P. ("HIP IV LP") and managing member of Hanover Investors Partners - V, LLC ("HIP V").

The first notification was received on 3 June 2005 and informed the Company that HIP-IV, HIP IV LP and HIP V had become interested on 1 June 2005 in 45,342,241 ordinary shares (representing approximately 10.43% of the issued ordinary shares) in the Company, the interests being of the kind mentioned in section 208(4)(b) of the Act (entitlement of a person who is not the registered holder to exercise, or control the exercise of, a right conferred by the holding of shares). The notification stated that HIP-IV believed its aggregate interests in the ordinary shares in the Company at the time of the notification to have represented approximately 25.7% of the ordinary shares in the Company.

According to the notification, the interests to which it related arose from the giving by Schroder Investment Management Limited in its capacity as a discretionary fund manager of undertakings in respect of shares registered in the names of the following holders:

Name of registered holder	Number of shares
British Coal Superannuation Scheme A/C BCSSX	8,724,778
Chase Nominees Limited A/C SUTL	22,955,837
Mineworkers' Pension Scheme (Chase Gis) Nominees Limited A/C MPSX	10,000,000
Nortrust Nominees Limited	1,810,700
Schroder Nominees Limited	1,850,926

The second notification was received by the Company on 6 June 2005 and informed the Company that on 6 June 2005 HIP-IV, HIP IV LP and HIP V had ceased to be interested in the 45,342,241 ordinary shares in the Company referred to above. The notification stated that immediately after the obligation to make the second notification arose, HIP-IV was interested in 65,695,000 ordinary shares in the Company (approximately 15.11% of the ordinary shares in the Company), which included 65,323,071 shares registered in the name of P.H. Nominees Limited of which HIP V is the beneficial owner and in which HIP IV is interested in its capacity as managing member of HIP V and 371,929 shares registered in the name of P.H. Nominees Limited of which HIP IV LP is the beneficial owner and in which

HIP IV is interested in its capacity as general partner of HIP IV LP.

Further, both notifications stated that none of the interests of HIP-IV, HIP IV LF and HIP V in shares in the Company is such an interest as is mentioned in section 208(5) of the Act.

Name of contact and telephone number for queries: 01784 227023

Name and signature of authorised company official responsible for making this notification:

P. Watson - Company Secretarial Assistant

Date of notification: 6 June 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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SEC MAIL
JUN 2 3 2005
WASH. D.C.
Free annual report

Company	Elementis PLC
TIDM	ELM
Headline	Completion of sale of Hardman
Released	10:16 13-Jun-05
Number	4683N

RNS Number:4683N
Elementis PLC
13 June 2005

Elementis plc

13 June 2005

Completion of the sale of Hardman epoxy and urethane products business

Elementis plc (LSE:ELM) is pleased to announce that the sale of its Hardman epoxy and urethane products business, headquartered in Belleville, New Jersey, US ("Hardman"), completed today.

As previously announced, the sale of Hardman was made to Royal Adhesives and Sealants, LLC ("Royal") for a cash payment of approximately £7.8m. Royal is a manufacturer and marketer of specialty adhesives and sealants for use primarily in industrial and commercial applications throughout the United States.

- Ends -

Notes to Editors
This announcement has assumed an exchange rate of US$1.9 to the UK pound

About Elementis
Elementis plc is a global specialty chemicals company comprising four separate businesses Elementis Chromium, Elementis Specialties, Elementis Pigments and Elementis Specialty Rubber.

Further Enquiries:

Elementis Tel +44 (0) 1784 227000

Geoff Gaywood - Chief Executive
Brian Taylorson - Finance Director
Hilary Reid Evans - Head of Corporate Communications

Financial Dynamics Tel +44 (0) 20 7831 3113

Deborah Scott/Greg Quine

This information is provided by RNS
The company news service from the London Stock Exchange

END

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UKLA Filings made from
03 May 2005 to 15 June2005


SEC MAIL
RECEIVED
PROCESSING
JUN 2 3 2005
WASH, D.C.
209
SECTION

Please note that there have been no filings with the UKLA during this period.